Exhibit 99.1

2014 Fourth Quarter and Full Year Results

43% Increase in FY Adjusted Net Income; 2014 FY Adjusted ROE of 12.5%

Dublin | March 3, 2015: Avolon (NYSE: AVOL), the international aircraft leasing company, today announced results for the 2014 fourth quarter (“Q4”) and full year (“FY”).

2014 Full Year | Financial Highlights

•	Adjusted Net Income growth of 43% to $179 million[1]; Net Income of $91 million

•	Year on year revenue growth of 35% to $606 million

•	Sold nine aircraft in 2014 recording a total gain of $64 million

•	282 basis point increase in Adjusted Return on Equity to 12.5%; Return on Equity of 6.4%

•	Undrawn debt of $1.2 billion at year-end and reduction in average interest rate[2] by 60 basis points to 3.8%

2014 Fourth Quarter & Full Year | Key Performance Measures

	Three Months Ended December 31		Twelve Months Ended December 31
$’000 except where indicated	2013	2014	2013	2014
Total Revenue	124,065	172,729	449,773	606,018
Net Income	19,638	(13,078)	112,800	91,103
Per Common Share – Diluted ($)	0.25	(0.17)	1.44	1.16
Adjusted Net Income[1]	27,827	48,547	125,151	178,994
Per Common Share[1] – Adjusted ($)	0.34	0.59	1.53	2.19

1	Throughout this release, we use adjusted metrics. See Non-GAAP reconciliation for the three months and the twelve months ended December 31, 2014 on page 8 together with reconciliation for 2015 guidance. 2 Annualised Cost of Funds at December 31, 2014 does not include the effect of up-front fees, undrawn fees, issuance cost amortization or fair value gains / losses on derivative financial instruments.

2014 Full Year | Portfolio Highlights

•	Delivery of 41 owned and managed aircraft; sale of nine aircraft

•	Sustaining industry leading fleet and lease profile: average age of owned fleet is 2.5 years while average remaining lease term is 7.1 years

2015 | Outlook

•	All deliveries for 2015 placed; sustained progress in aircraft trading activity year-to-date

•	69% year-on-year increase in total commitments to $6.6 billion at end of 2014 providing substantial ‘locked-in’ growth for the business in years ahead

•	Current expectation for 2015 is to deliver $1.6 billion of aircraft commitments and $700 million of aircraft trading volume - delivering an adjusted Return on Equity of 14.7% to 15.0%[1] or a Return on Equity of 12.8% to 13.1%

Avolon | 2014 Q4 & FY Results	Page 1

Dómhnal Slattery, Avolon, CEO commented:

“Avolon delivered a strong performance against key financial and operating metrics in 2014. Revenue increased 35% year-on-year and our adjusted net income increased 43%. The strength of this performance is due to the strong growth in our fleet, our reducing cost of funding balanced origination model and consistent ability to deliver trading gains underpinned by what we believe is the industry’s leading risk-management system.”

“At the end of 2014, the embedded market value in our fleet, according to independent industry appraisers, was $568 million. This significant premium highlights the intrinsic value of the Avolon business and reflects our industry leading aircraft portfolio, our ability to acquire and trade assets at attractive prices and our robust underwriting criteria and asset risk management processes.”

“We are excited about the prospects for our business. We believe we have the right team and right business model, underpinned by a best-in-class risk management system, to continue to deliver superior growth with lower risk, which will in turn drive returns for our shareholders.”

2014 Fourth Quarter Performance

Total revenue increased by $49 million, or 39%, to $173 million for the fourth quarter compared to $124 million for the same period in 2013. Adjusted Net Income increased by $21 million, or 74%, to $49 million for the quarter compared to $28 million for same period in 2013. Net Income for the fourth quarter was a loss of $13 million reflecting the one-off costs associated with the initial public offering and share-based compensation charges.

2014 Full Year Performance

Total revenue increased by $156 million, or 35%, to $606 million for 2014 full year compared to $450 million for 2013. Adjusted Net Income increased by $54 million, or 43%, to $179 million for the full year compared to $125 million for the prior year. Net Income for the 2014 full year was $91 million compared to $113 million in 2013.

Balance Sheet at the end of 2014

Aircraft Net Book Value at the end of 2014 was $5,607 million, an increase of $1,347 million or 32% on 2013. Total debt at the end of 2014 was $4,548 million. At the year-end, Avolon also had $1,176 million of undrawn debt facilities. The weighted average interest rate of outstanding debt at the end of December was 3.8% and the weighted average remaining debt maturity was 4.6 years.

Annual Report on Form 20-F

Avolon’s 2014 full year financial performance is set out in detail in the company’s Annual Report which will be available from today, March 3, 2015, on the investor relations section of the website: www.avolon.aero

Conference Call and Webcast

Avolon will host a conference call and live webcast at 9.00am ET (2.00pm GMT) today, March 3, 2015. Dial in details are outlined below and the webcast will be available on: www.avolon.aero

US:	+1 718 873 9077
Europe:	+44 203 139 4830
Asia:	+86 400 681 5421
Passcode:	12469046#

A copy of the related slide presentation is available on the Avolon website. An audio archive and transcript of the event will be available on the website shortly following the call. A conference call replay will also be available for 30 days on US: 1 866 535 8030 or UK: +44 20 3426 2807. Passcode is 654161#.

Avolon | 2014 Q4 & FY Results	Page 2

Avolon Portfolio at the end of 2014

	2013	2014
Owned aircraft	99	126
Managed aircraft	10	11
Committed aircraft	73	98

Total	182	235

Average age of owned fleet* (years)	2.4	2.5
Average remaining lease term* (years)	7.0	7.1
Net Book Value of owned aircraft ($ million)	$4,260	$5,607

*	Weighted by net book value.

Avolon Owned Managed and Committed Portfolio at the end of 2014

Aircraft Type	Owned	Managed	Committed	Total
A319	1	—	—	1
A320ceo	46	3	10	59
A321ceo	7	1	3	11
A320neo	—	—	20	20
A330neo	—	—	15	15
A330-200/300	11	—	—	11

B737-800	51	3	19	73
B737 MAX	—	—	20	20
B787-8/9	1	—	11	12
Boeing B777-300ER	3	—	—	3
B777-200LRF	—	4	—	4

E190	6	—	—	6

	126	11	98	235

About Avolon Holdings Limited (“Avolon”)

Headquartered in Ireland, with offices in the United States, Dubai, Singapore and China, Avolon provides aircraft leasing and lease management services. Avolon has an owned, managed and committed fleet of 235 aircraft serving 49 customers in 28 countries as of December 31, 2014. Avolon is listed on the New York Stock Exchange, under the ticker symbol AVOL.

www.avolon.aero

Contacts

Jonathan Neilan	T: +353 1 663 3686	M: +353 86 231 4135	IR@avolon.aero
Jennifer Peters	T: +353 1 663 3684	M: +353 87 178 7021	IR@avolon.aero

Avolon | 2014 Q4 & FY Results	Page 3

Note Regarding Forward-Looking Statements

This document includes forward-looking statements, beliefs or opinions, including statements with respect to Avolon’s business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control and all of which are based on our management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. No assurance can be given that such future results will be achieved.

These risks, uncertainties and assumptions include, but are not limited to, the following: general economic and financial conditions; the financial condition of our lessees; our ability to obtain additional capital to finance our growth and operations on attractive terms; decline in the value of our aircraft and market rates for leases; the loss of key personnel; lessee defaults and attempts to repossess aircraft; our ability to regularly sell aircraft; our ability to successfully re-lease our existing aircraft and lease new aircraft; our ability to negotiate and enter into profitable leases; periods of aircraft oversupply during which lease rates and aircraft values decline; changes in the appraised value of our aircraft; changes in interest rates; competition from other aircraft lessors; and the limited number of aircraft and engine manufacturers. These and other important factors, including those discussed under “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 3, 2015, may cause our actual events or results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements contained in this document. Such forward-looking statements contained in this document speak only as of the date of this document. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this document to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law.

The financial information included herein includes financial information that is not presented in accordance with generally accepted accounting principles in the United States (“GAAP”), including adjusted net income, adjusted earnings per share and adjusted return on equity. The reconciliation below includes a reconciliation of adjusted net income, adjusted earnings per share and adjusted return on equity with the most directly comparable financial measures calculated in accordance with GAAP.

More detailed information about these and other factors is set forth in the Annual Report on Form 20-F which is available on the Avolon website, www.avolon.aero and has also been filed with the U.S. Securities and Exchange Commission.

Avolon | 2014 Q4 & FY Results	Page 4

Avolon Holdings Limited

Consolidated Balance Sheets (Audited) December 31, 2013 and 2014

(In US$ thousands except share and per share data)

	2013	2014
Assets
Cash and cash equivalents	177,924	111,392
Restricted cash	256,426	195,095
Accounts receivable	6,763	11,010
Assets held for sale	127,227	—
Flight equipment, net	4,133,185	5,606,556
Derivative financial assets	20,011	8,137
Deposits on flight equipment	206,781	199,514
Deferred issuance costs, net	85,050	105,952
Deferred income taxes	19,431	18,996
Investment in unconsolidated equity investees	5,917	16,453
Loan receivables	10,338	—
Other assets	21,425	53,002

Total Assets including US$5,047,967 as of December 31, 2013 and US$6,326,107 as of December 31, 2014, representing collateral of VIE entities)	5,070,478	6,326,107

Liabilities, Temporary Equity and Shareholders’ Equity
Accounts payable	1,748	203
Accrued expenses and other liabilities	26,421	27,223
Income tax payable	303	434
Deferred revenue	27,472	35,193
Accrued maintenance liabilities	126,549	180,526
Lease deposits liability	44,943	82,677
Debt financing (including debt financing of VIEs of US$1,839,781 as of December 31, 2013, US$1,385,762 as of December 31, 2014, that do not have recourse to the general credit of the Company)	3,442,749	4,465,187
Capital lease obligations	94,043	83,261
Deferred income taxes	12,131	17,006
Derivative financial liabilities	368	1,400

Total Liabilities	3,776,727	4,893,110

Commitments and contingencies (Note 19)
Temporary Equity
Class A Common Stock, US$0.01 par value; at accreted distribution value:
Authorized: 673,531 shares; Issued and outstanding 673,531 shares at December 31, 2013	2,536	—
Liabilities, Temporary Equity and Shareholders’ Equity (continued)
Class B Common Stock, US$0.01 par value; at accreted distribution value:
Authorized: 11,400,234 shares; Issued and outstanding:
11,400,234 shares at December 31, 2013	1,281,937	—
Class C Common Stock, US$0.01 par value; at accreted distribution value:
Authorized: 50,766,000 shares; Issued and outstanding:
50,766 shares at December 31, 2013	580	—
Shareholders’ Equity
Common shares, US$0.000004 par value
Authorized: 750,000,000; Issued and outstanding:
81,681,131 shares at December 31, 2014	—	—
Additional paid-in-capital	—	1,421,864
Preference shares, US$0.001 par value
Authorized: 250,000,000; Issued and outstanding:
nil at December 31, 2014	—	—
Legal reserve	8,698
Retained earnings	—	11,133

Total Shareholders’ Equity	8,698	1,432,997

Total Liabilities, Temporary Equity and Shareholders’ Equity	5,070,478	6,326,107

The accompanying notes are an integral part of these consolidated financial statements.

Avolon | 2014 Q4 & FY Results	Page 5

Avolon Holdings Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

Three and twelve months ended December 31, 2013 and 2014

(In US$ thousands, except per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2013	2014	2013	2014
Revenues
Lease revenue	112,544	158,873	415,006	537,547
Management fee revenue	362	1,971	2,468	3,366
Net gain on disposal of flight equipment	10,804	11,841	31,051	64,409
Interest income	355	44	1,248	696

Total revenues	124,065	172,729	449,773	606,018

Expenses
Depreciation	(39,554)	(51,579)	(145,615)	(182,437)
Interest expense	(53,447)	(53,132)	(154,360)	(206,580)
	—	(9,785)	—	(9,785)
Selling, general and administrative expenses	(10,959)	(68,574)	(36,748)	(110,147)

Total expenses	(103,960)	(183,070)	(336,723)	(508,949)

Income before income tax and interest in earnings in earnings/(loss) from unconsolidated equity investees	20,105	(10,341)	113,050	97,069

Income tax benefit/(expense)	(421)	(2,902)	(204)	(6,273)

Profit from unconsolidated equity investees, net of tax	(46)	165	(46)	307

Net income and total comprehensive income	19,638	(13,078)	112,800	91,103

Net income per share of:
Basic	0.25	(0.17)	1.44	1.16
Diluted	0.25	(0.17)	1.44	1.16

Avolon | 2014 Q4 & FY Results	Page 6

Avolon Holdings Limited

Consolidated Statements of Cash Flows (Audited) Years ended December 31, 2013 and 2014

(In US$ thousands)

	2013	2014
Cash flows provided by operating activities
Net income	112,800	91,103
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	145,615	182,437
Gain on disposal of flight equipment	(31,051)	(64,409)
Share-based compensation	—	53,733
Amortisation of debt issuance costs	18,766	24,277
Deferred income tax (benefit)/ expense	(101)	5,837
(Earnings)/loss from unconsolidated equity investees	46	(307)
Unrealised loss/(gain) on derivatives	(6,390)	12,240
Changes in operating assets and liabilities:
Increase in accounts receivables	(957)	(4,217)
(Increase)/decrease in other assets	(16,114)	(22,396)
Increase in deferred revenue	9,993	7,721

Increase/(decrease) in accounts payable, accrued expenses and other liabilities	10,227	(1,178)

Net cash provided by operating activities	242,834	284,841

Cash flows from investing activities
Acquisition of flight equipment	(1,281,110)	(1,939,561)
Deposits for flight equipment purchases	(108,006)	(84,017)
Proceeds from disposal of flight equipment	595,194	567,273
Investment in unconsolidated equity investees	(5,963)	(10,229)

Net cash used in investing activities	(799,885)	(1,466,534)

Cash flows from financing activities
Issuance of ordinary shares	34,335	—
Repurchase of Class C shares	—	(5,591)
(Increase)/decrease in restricted cash	(74,193)	61,331
Issuance of debt	2,208,965	2,368,037
Repayment of debt	(1,477,199)	(1,356,049)
Debt issuance costs paid	(46,287)	(44,944)
Net acquisition of interest rate caps	(5,243)	666
Maintenance payments received	51,012	64,103
Maintenance payments returned	(24,866)	(10,126)
Security deposits received	22,689	53,951
Security deposits returned	(8,082)	(16,217)

Net cash provided by financing activities	681,131	1,115,161

Net increase/(decrease) in cash and cash equivalents	124,080	(66,532)
Cash at beginning of period	53,844	177,924
Cash at end of period	177,924	111,392

Supplemental cash flow information:
Cash paid for interest including amounts capitalized of $1,966 $1,170, and $2,651 for the years ended December 31, 2012, 2013, and 2014, respectively	(148,333)	(177,941)
Cash paid for income taxes	(304)	(252)

Supplemental disclosures of non-cash investing and financing activities:
Security deposits, maintenance liabilities and other liabilities settled on sale of flight equipment	17,716	9,073

Acquisition of flight equipment through capital lease	—	—

Issuance of capital lease obligation for acquisition of flight equipment	—	—
Advance lease rentals, security deposits and maintenance reserves assumed in asset acquisitions	3,788	29,567

Accretion of income to Class A, Class B and Class C shares	107,160	70,798

Avolon | 2014 Q4 and FY Results	Page 7

For Non-GAAP measure Adjusted Net Income see reconciliation below	Three Months Ended December 31		Twelve Months Ended December 31
US$ ‘000	2013	2014	2013	2014
Net Income	19,638	(13,078)	112,800	91,103
Amortization of debt issuance costs	8,396	6,349	18,766	24,277
Unrealized (gain) loss on derivatives	(172)	3,051	(6,390)	12,240
Share based compensation	—	53,733	—	53,733
Tax effect	(35)	(1,508)	(25)	(2,359)
Adjusted net income	27,827	48,547	125,151	178,994

For Non-GAAP measure Adjusted Net Income Per Common Share see reconciliation below	Three Months Ended December 31		Twelve Months Ended December 31
US$ cent except where indicated	2013	2014	2013	2014
Net Income (US$’000)	19,638	(13,078)	112,800	91,103
Weighted Average Shares Outstanding Diluted	78,241	78,762	78,241	78,402
Diluted EPS	0.25	(0.17)	1.44	1.16
Amortization of debt issuance costs	0.11	0.08	0.24	0.31
Unrealized (gain) loss on derivatives	(0.00)	0.04	(0.08)	0.16
Share based compensation	—	0.68	—	0.69
Tax effect	(0.00)	(0.02)	(0.00)	(0.03)
Effect of number of outstanding shares Dec 31 2014	(0.01)	(0.02)	(0.07)	(0.09)
Adjusted EPS	0.34	0.59	1.53	2.19

Number of outstanding shares at December 31, 2014 was 81,681,131

For Non-GAAP measure Return on Equity (ROE) see reconciliation below	Twelve Months Ended December 31		Twelve Months Ended December 31
% except where indicated	2013		2014
Net Income ($ 000s)		112,800		91,103
Total shareholders’ equity ($ 000s)		1,293,751		1,432,997
ROE		8.7%		6.4%
Amortization of debt issuance costs		1.5%		1.7%
Unrealized (gain) loss on derivatives		(0.5%)		0.9%
Share based compensation		—		3.7%
Tax effect		(0.0%)		(0.2%)
Adjusted ROE		9.7%		12.5%

For Non-GAAP measures in 2015 guidance see reconciliation below	Twelve Months Ended December 31		Twelve Months Ended December 31
%	2015		2015
Return on Equity		12.8%		13.1%
Amortization of debt issuance costs		1.4%		1.4%
Unrealized (gain) loss on derivatives		—		—
Share based payments		0.6%		0.6%
Tax effect		(0.1%)		(0.1%)
Adjusted Return on Equity (%)		14.7%		15.0%

Avolon | 2014 Q4 and FY Results	Page 8